Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bicapital Corporation

We consent to the use of our audit report with respect to the consolidated financial statements of Bicapital Corporation as of March 31, 2015 and 2014 and for the years ended March 31, 2015, 2014 and 2013 included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated July 20, 2015 except as to Note 39, which is as of August 3, 2015 contains an emphasis of matter paragraph that states that the Board of Directors of Bicapital Corporation approved a reverse stock split effective on August 3, 2015 and as a result earnings per share were adjusted retrospectively for all periods presented.

/s/ KPMG
KPMG
Panama, Republic of Panama
December 15, 2015